

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2019

Trae Fitzgerald
Chief Financial Officer
VIEMED HEALTHCARE, INC.
202 N. Luke St.
Lafayette, LA 70506

      Re: VIEMED HEALTHCARE, INC.
          Draft Registration Statement on Form 10
          Submitted May 3, 2019
          CIK No. 0001729149

Dear Mr. Fitzgerald:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10

Products and Services, page 3

1.   Please provide an expanded description of your products and services that clearly describes each of your material products or services and explains the technical terms you use such as non-invasive and invasive ventilation, positive airway pressure, autopap and bipap treatments.

Incentive Plans, page 42

2.   Please expand your description of the cash bonus plan to include a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule. Refer to Item 402(o)(5) of Regulation S-K.

Exhibits

3.   Please file related party agreements such as the triple net lease agreement as exhibits.

   You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Linda Cvrkel, Staff Accountant, at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Beverages, Apparel and
                                        Mining

cc: James Cowen, Esq.